Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

     Subject Company: MCI, Inc.
Commission File No.: 001-10415

On April 23, 2005, MCI, Inc. issued the following press release:

MCI Concludes Qwest Offer is Superior

Verizon has five business days to respond

During this period, MCI Board maintains recommendation of Verizon merger

ASHBURN, Va., April 23 -- MCI, Inc. (Nasdaq: MCIP) today announced that its Board of Directors has determined that Qwest Communications International Inc.'s latest offer to acquire the Company is superior to the terms of the current MCI/Verizon merger agreement.

Under the terms of the MCI/Verizon merger agreement, Verizon has five business days (through Friday, April 29, 2005) to respond with a revised proposal.

Under Qwest's irrevocable offer MCI's Board of Directors has until May 3, 2005, to change its current recommendation in favor of the MCI/Verizon merger agreement.

Latest Qwest Proposal
On April 21, 2005, Qwest presented MCI with a revised offer comprised of $16.00 in cash (excluding MCI's March 15 dividend payment of $0.40 per share) and 3.373 Qwest shares (subject to adjustment under a collar which fixes the value of the Qwest shares at $14.00 provided Qwest's share price is between $3.32 and $4.15) per MCI share.

MCI/Verizon Merger Agreement
On March 29, 2005, MCI and Verizon amended their merger agreement. Under that agreement, each MCI share would receive cash and stock worth at least $23.10, comprising $8.35 (excluding MCI's March 15 dividend payment of $0.40 per share) as well as the greater of 0.4062 Verizon shares for every share of MCI Common Stock or Verizon shares valued at $14.75.

About MCI
MCI, Inc. (Nasdaq: MCIP) is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry's most expansive global IP backbone, based on the number of company-owned points of presence, and wholly-owned data networks, MCI develops the converged communications products and services that are the foundation for commerce and communications in today's market. For more information, go to http://www.mci.com.

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FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the previously announced proposed transaction between MCI and Verizon; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the previously announced proposed transaction between MCI and Verizon. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.mci.com/about/investor_relations/sec/ and investor.verizon.com/SEC/.

Additional Information and Where to Find It

In connection with the previously announced proposed transaction between MCI and Verizon, Verizon filed, with the Securities and Exchange Commission (“SEC”) on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the previously announced proposed transaction between MCI and Verizon. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by MCI or Verizon because they contain, or will contain, important information about MCI, Verizon and the previously announced proposed transaction between MCI and Verizon. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by MCI or Verizon with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Free copies of Verizon’s filings are available at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the

Americas, 36th Floor, New York, NY 10036. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the previously announced proposed transaction between MCI and Verizon.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the previously announced proposed transaction between MCI and Verizon. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of shareholders, dated April 20, 2005. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.